SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On January 21, 2004, Elbit Vision Systems Ltd. issued the press release attached as Exhibit 1 hereto.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 26th day of January, 2004

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Date: January 26, 2004

EXHIBIT 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ANNOUNCES COMPLETION OF $1,500,000 PRIVATE EQUITY INVESTMENT FROM FINANCIAL INSTITUTIONS

•	PROCEEDS WILL SUPPORT THE ESTABLISHMENT OF THE NEW MICROELECTRONIC PRODUCT LINE FOLLOWING THE ACQUISITION OF KOREA BASED YURAVISION CO. LTD.

Yoqneam, Israel, January 21, 2004, – Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that it has completed a second private equity investment from financial institutions for an aggregate sum of $1,500,000. The investment was conducted by Meitav Capital (www.meitav.co.il). The investors will receive 1,530,612 shares at a price of $0.98 per share and two-year warrants to purchase 382,653 shares at an exercise price of $1.4 per share. The new investors will not participate in the warrant distribution approved by the Company’s shareholders in October 2003 as part of the previously reported plan of arrangement.

Mr. Avner Stepak, VP Business development of Meitav Group said: “The financial institutions decided to invest in EVS as part of their policy to invest in companies with promising vision and a market oriented management team. We believe that EVS’ proposed strategic acquisition in order to penetrate the LCD inspection market and establish comprehensive support to Asian customers will enable the company to increase its revenues and profitability and to become a player in the emerging Asian markets”.

Mr. Yaky Yanay, CFO of EVS said: “We are delighted that financial institutions have shown their confidence in the company’ ambitious plans for expansion into the field of automated vision inspection in the micro-electronics and LCD industries. We hope that the new product line we introduced in the ITMA exhibition and our decision to enter into new industries will increase our revenues and profitability. We will announce our 2003 financial results on March 1, 2004. We forecast a significant reduction of our net losses in 2003 compared to 2002 due to the restructuring of the company, the reduction of our burn rate and the launch of new profitable products.”

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and micro electronic industries. Company products lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics. wafers and LCD industries.

Contact: Mr. - Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.